FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 15, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
15 May 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 May 2023	54,613	264.00	263.90	263.9563	LSE
15 May 2023	19,216	264.00	263.80	263.9815	CHIX
15 May 2023	36,931	264.00	263.80	263.9826	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 17 February 2023, as announced on 17 February 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 84,754,024 Ordinary Shares in treasury and have 9,479,428,109 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
15 May 2023	13:24:01	BST	1460	264.00	BATE	1865400
15 May 2023	13:24:01	BST	1412	264.00	BATE	1865396
15 May 2023	13:24:01	BST	295	264.00	BATE	1865394
15 May 2023	13:24:01	BST	1110	264.00	BATE	1865392
15 May 2023	13:24:01	BST	1287	264.00	BATE	1865390
15 May 2023	13:26:56	BST	1392	263.90	BATE	1867549
15 May 2023	13:35:24	BST	746	264.00	BATE	1875306
15 May 2023	13:36:05	BST	698	264.00	BATE	1875740
15 May 2023	13:42:57	BST	1395	264.00	BATE	1881124
15 May 2023	14:00:11	BST	1354	264.00	BATE	1895431
15 May 2023	14:00:11	BST	1371	264.00	BATE	1895425
15 May 2023	14:03:15	BST	1377	264.00	BATE	1898089
15 May 2023	14:13:24	BST	1220	263.80	BATE	1907113
15 May 2023	14:30:26	BST	1459	264.00	BATE	1925498
15 May 2023	14:30:26	BST	1268	264.00	BATE	1925500
15 May 2023	14:30:27	BST	1407	263.90	BATE	1925573
15 May 2023	14:33:16	BST	1192	263.90	BATE	1930822
15 May 2023	14:45:27	BST	1457	264.00	BATE	1948872
15 May 2023	14:45:27	BST	1469	264.00	BATE	1948870
15 May 2023	14:45:27	BST	1336	264.00	BATE	1948866
15 May 2023	15:07:55	BST	1426	264.00	BATE	1986028
15 May 2023	15:07:55	BST	1356	264.00	BATE	1986024
15 May 2023	15:07:55	BST	1353	264.00	BATE	1986030
15 May 2023	15:07:55	BST	1410	264.00	BATE	1986032
15 May 2023	15:07:55	BST	1289	264.00	BATE	1986020
15 May 2023	15:12:35	BST	1337	264.00	BATE	1994418
15 May 2023	15:14:06	BST	1392	264.00	BATE	1997019
15 May 2023	15:25:35	BST	1395	264.00	BATE	2017098
15 May 2023	15:25:35	BST	1268	264.00	BATE	2017096
15 May 2023	13:24:01	BST	880	264.00	CHIX	1865404
15 May 2023	13:24:01	BST	808	264.00	CHIX	1865402
15 May 2023	13:24:01	BST	830	264.00	CHIX	1865398
15 May 2023	13:25:32	BST	945	264.00	CHIX	1866627
15 May 2023	13:36:05	BST	860	264.00	CHIX	1875742
15 May 2023	13:40:45	BST	806	264.00	CHIX	1879605
15 May 2023	14:00:11	BST	872	264.00	CHIX	1895429
15 May 2023	14:03:15	BST	910	264.00	CHIX	1898091
15 May 2023	14:11:15	BST	916	263.80	CHIX	1905130
15 May 2023	14:30:26	BST	897	264.00	CHIX	1925502
15 May 2023	14:30:26	BST	767	264.00	CHIX	1925495
15 May 2023	14:30:27	BST	900	263.90	CHIX	1925575
15 May 2023	14:45:27	BST	855	264.00	CHIX	1948868
15 May 2023	14:45:27	BST	940	264.00	CHIX	1948862
15 May 2023	14:45:28	BST	825	263.90	CHIX	1948878
15 May 2023	15:07:55	BST	789	264.00	CHIX	1986034
15 May 2023	15:07:55	BST	925	264.00	CHIX	1986026
15 May 2023	15:07:55	BST	923	264.00	CHIX	1986018
15 May 2023	15:07:55	BST	861	264.00	CHIX	1986022
15 May 2023	15:12:09	BST	943	264.00	CHIX	1993710
15 May 2023	15:25:35	BST	933	264.00	CHIX	2017100
15 May 2023	15:25:35	BST	831	264.00	CHIX	2017094
15 May 2023	13:26:56	BST	7790	263.90	LSE	1867551
15 May 2023	14:00:11	BST	8589	264.00	LSE	1895427
15 May 2023	14:32:07	BST	7915	263.90	LSE	1928971
15 May 2023	14:45:27	BST	7399	264.00	LSE	1948864
15 May 2023	15:07:55	BST	7562	264.00	LSE	1986016
15 May 2023	15:08:55	BST	7935	263.90	LSE	1987895
15 May 2023	15:08:55	BST	206	263.90	LSE	1987893
15 May 2023	15:25:35	BST	7217	264.00	LSE	2017102

Date: 15 May 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary